Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2007	2006	2005	2004	2003
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$70,227	$73,095	$75,039	$76,762	$80,968	$80,844
Other Interest (1)	1,837	5,480	7,922	3,153	1,947	3,709
Interest on Capital Lease Obligations	57,272	64,499	72,586	79,098	85,912	84,080
Estimated Interest Portion of Rental Expense	188	258	326	391	453	552

Total Fixed Charges	129,524	143,332	155,873	159,404	169,280	169,185

Net Income	14,021	58,373	67,447	46,144	45,919	113,941

Less:
Discontinued Operations – Net of Tax	—	—	(1,796)	(5,483)	(5,063)	(7,472)
Extraordinary Income & Accounting Change – Net of Tax	—	—	—	(626)	—	67,471

Net Income from Continuing Operations	14,021	58,373	69,243	52,253	50,982	53,942

Add (Deduct):
(Income) Losses from Equity Investees	713	340	(210)	(2,113)	(7,121)	3,051
Income Taxes	16,976	39,079	43,936	37,623	37,186	16,531
Total Fixed Charges	129,524	143,332	155,873	159,404	169,280	169,185

Total Earnings before Taxes and Fixed Charges	$161,234	$241,124	$268,842	$247,167	$250,327	$242,709

Ratio of Earnings to Fixed Charges	1.245	1.682	1.725	1.551	1.479	1.435

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.